September 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tracie Mariner
Vanessa Robertson
Jane Park
Irene Paik

Re:	NeuroSense Therapeutics Ltd. Registration Statement on Form F-1 Submitted August 10, 2021 CIK No. 0001875091

Ladies and Gentlemen:

On behalf of NeuroSense Therapeutics Ltd. (the “Company”), we are confidentially submitting this letter in response to a letter, dated September 3, 2021, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 submitted to the Commission on August 10, 2021 (the “Draft Registration Statement”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Draft Registration Statement, and page references otherwise correspond to the page numbers in the Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending you supplementally the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

September 21, 2021

Draft Registration Statement on Form F-1

Prospectus Summary

Overview, page 1

1.	We refer to your disclosure that your product candidates utilize a combination of FDA approved drugs with well-established safety and efficacy profiles, specifically ciprofloxacin and celecoxib. Please revise to clarify in the Summary that both are generic drugs. Where appropriate, please also provide a brief overview of the FDA approved uses of ciprofloxacin and celecoxib.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 59, 68, 70 and 73 of the Amended Draft Registration Statement in response to the Staff’s comment.

2.	Please expand your disclosure to provide a brief overview of the treatment emergent adverse events that were observed in your Phase IIa NST002 trial of PrimeC in ALS patients in Israel in the Summary. We refer to your disclosure on page 70.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 68 and 73 of the Amended Draft Registration Statement in response to the Staff’s comment.

3.	We note your disclosure on page 37 that you have received initial agreement from the FDA for your development to continue under the 505(b)(2) pathway. Please expand your disclosure in the Summary to provide such information and specify when you received this initial agreement from the FDA.

Response to Comment No. 3: The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 72 of the Amended Draft Registration Statement in response to the Staff’s comment.

4.	We note your disclosure that all patients who completed the NST002 trial elected to continue into an extension study with PrimeC. Please expand your disclosure to indicate the number of patients who completed the NST002 trial.

Response to Comment No. 4: The Company respectfully advises the Staff that it has revised the disclosure on pages 2, 69 and 74 of the Amended Draft Registration Statement in response to the Staff’s comment.

Risks Associated with Our Business, page 3

5.	Please revise the Summary to highlight your belief that you were a PFIC in the preceding taxable year and that you expect you will be a PFIC for the current taxable year. Please disclose the adverse tax consequences to investors resulting from a PFIC classification in any given tax year, including additional reporting requirements.

Response to Comment 5: The Company respectfully advises the Staff that it has revised the disclosure on page 4 of the Amended Draft Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

September 21, 2021

Risks Factors

We have not applied for regulatory approvals to market…, page 15

6.	We note that you have “financed the pharmaceutical compounding of the two FDA approved drugs that comprise PrimeC” and provided the relevant information to two ALS clinicians treating eight ALS patients under a CDA without discussing such provision with the FDA. Please expand your disclosure to specify whether the patients were being treated in the United States, describe the effects of the treatment on the patients, and discuss the reporting requirements relevant to compassionate use and the risks resulting from not discussing such provision with the FDA.

Response to Comment No. 6: The Company respectfully advises the Staff that it has revised the disclosure on page 16 of the Amended Draft Registration Statement in response to the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 50

7.	You state on page 51 that investors are “cautioned not to unduly rely upon” statements that reflect your beliefs and opinions. Please note that you are responsible for the disclosure contained in your registration statement and you may not use language that could be interpreted as a disclaimer of information contained in your filing. Please revise.

Response to Comment No. 7: The Company respectfully advises the Staff that it has amended its disclosure on page 52 of the Registration Statement to delete the language that could be interpreted as a disclaimer of the information contained in the submission.

Business

Clinical Results - NST002 Phase IIa Trial in ALS, page 70

8.	We note your disclosure that most of the TEAEs were assessed as related to study drug were gastrointestinal disorders. Please expand your disclosure to identify the TEAEs that were assessed as related to the study drug, the number of times the TEAE was reported, and whether they were classified as serious adverse events.

Response to Comment No. 8: The Company respectfully advises the Staff that it has revised the disclosure on page 73 of the Amended Draft Registration Statement in response to the Staff’s comment.

9.	We refer to your discussion of PrimeC’s potential efficacy using two accepted ALS clinical endpoints, the ALSFRS-R and FVC on pages 71 and 72. Please expand your disclosure to address related statistical significance and/or p-values.

Response to Comment No. 9: The Company respectfully advises the Staff that it has revised the disclosure on page 75 of the Amended Draft Registration Statement in response to the Staff’s comment.

10.	We note your disclosure on page 72 relating to the analysis of blood samples and additional ALS-associated pathological markers such as markers of autophagy and lysosomal trafficking. Please expand your disclosure to include the design and scope of your study and to discuss the data from the results to support the conclusions drawn.

Response to Comment No. 10: The Company respectfully advises the Staff that it has revised the disclosure on page 75 of the Amended Draft Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

September 21, 2021

Clinical Results - NST001 Phase I Trial in ALS, page 72

11.	We refer to your disclosure on page 72 that the Phase I NST001 trial of PrimeC for the treatment of ALS has not yet been completed and that you plan to complete the trial in the third quarter of 2021. Based on clinicaltrials.gov, it appears that you are conducting these trials in the United States, but based on your disclosure elsewhere in the prospectus, it appears that you have not yet filed an IND for PrimeC. Please revise your disclosure to identify the location of the NST001 trial and to explain this discrepancy. In addition, please clarify your timeline for the development of PrimeC, including addressing your completion of the Phase IIa NST002 trial in February 2021 prior to completion of the Phase I NST001 trial, and how this factored into your discussions with the FDA regarding approval of your trial design.

Response to Comment No. 11: The Company respectfully advises the Staff that it has revised the disclosure on page 76 of the Amended Draft Registration Statement in response to the Staff’s comment to identify the location of the NST001 trial. The Company respectfully advises the Staff that its Phase IIa NST002 trial of PrimeC and its Phase I NST001 trial of PrimeC began simultaneously. These trials were considered independent of each other as each was designed with the goal of assessing the safety and tolerability of two different doses and regimens of PrimeC-IR. Since no safety issues were expected due to the nature of both generic drugs, the Company concluded that there was no need to wait for the completion of its Phase I NST001 trial in order to begin its Phase IIa NST002 trial. The Company respectfully advises the Staff that while the Phase I NST001 trial was IND-exempt, the Company’s Phase IIa NST002 trial was conducted in Israel, according to Israeli regulations, and as such, did not require input from the FDA. Nonetheless, in January 2021, the Company had a pre-IND meeting with the FDA, in which it shared its past and future development plans.

Preclinical Pipeline, page 73

12.	We note the inclusion of your CogniC and StabiliC product candidates for the treatment of Alzheimer’s and Parkinson’s disease in your pipeline table on pages 1 and 66. You also disclose on page 3 that you are currently conducting a robust in-vitro study of CogniC, with plans to conduct a patient-derived cell study and an in-vivo study thereafter. If they are material, please expand your disclosure in this section to provide a more fulsome discussion of these programs, including a description of preclinical studies or development activities conducted. Alternatively, please remove any programs that are not currently material from your pipeline tables.

Response to Comment No. 12: The Company respectfully advises the Staff that in response to the Staff’s comment, it has expanded the disclosure in this section to provide a more fulsome discussion of these programs, including a description of preclinical studies or development activities conducted. The expanded disclosure in response to the Staff’s comment can be located on page 77 of the Amended Draft Registration Statement.

Competition, page 73

13.	We refer to your disclosure on pages 2 and 67 identifying Exservan as an FDA-approved treatment for ALS that is delivered orally, which minimizes disruption to patients’ quality of life. Please expand your disclosure to identify competition from FDA-approved treatments. Please also disclose the types of modifying therapeutics that each of the listed competitors are developing and where they are in the development process.

Response to Comment No. 13: The Company respectfully advises the Staff that it has revised the disclosure on pages 21, 70 and 78 of the Amended Draft Registration Statement in response to the Staff’s comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

September 21, 2021

Intellectual Property, page 74

14.	We note your disclosure that your patent portfolio includes a U.S. patent application that is currently pending. Please amend your disclosure to clarify the type of patent protection and expected expiration date. While you disclose that your U.S. provisional application is directed to the composition of ciprofloxacin and celecoxib, please also specify the expected expiration date.

Response to Comment No. 14: The Company respectfully advises the Staff that it has revised the disclosure on pages 30 and 78 of the Amended Draft Registration Statement in response to the Staff’s comment.

Compensation of Executive Officers and Directors, page 87

15.	Please disclose the total amounts set aside or accrued by the Company to provide pension, retirement or similar benefits, as required by Item 6.B.2 of Form 20-F.

Response to Comment No. 15: The Company respectfully informs the Staff that it has revised the disclosure on page 91 of the Amended Draft Registration Statement in response to the Staff’s comment.

Management

Executive Management and Directors, page 87

16.	Please tell us what consideration you gave to including information required by Item 6 of Form 20-F for Dr. Oron Yacoby-Zeevi.

Response to Comment No. 16: The Company respectfully advises the Staff that Dr. Oron Yacoby-Zeevi was no longer employed by the Company at the time of the Draft Registration Statement’s submission. The Company intends to update its website and public materials in order to reflect that Dr. Yacoby-Zeevi is no longer affiliated with or employed by the Company, in addition to reflecting any other changes to its management team.

Related Party Transactions

IP Transactions, page 106

17.	We refer to your disclosure relating to the assignment of the exclusive rights to an invention related to the methods and compositions of anti-inflammatory drug and dicer activator for treatment of neuronal diseases. Please tell us whether this invention relates to your lead product candidate.

Response to Comment No. 17: The Company respectfully informs the Staff that it has revised the disclosure on page 111 of the Amended Draft Registration Statement in response to the Staff’s comment.

Principal Shareholders, page 108

18.	Please revise footnote 2 to identify the natural persons who are the beneficial owners of the shares held by E Europe Limited.

Response to Comment No. 18: The Company respectfully informs the Staff that it has revised footnote 3 on page 113 of the Amended Draft Registration Statement in response to the Staff’s comment, to identify each individual member of E Europe Limited (“E Europe”) board of directors, which controls voting and investment decisions with respect to the Company shares held by E Europe.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

September 21, 2021

Financial Statements

Note 2- Basis of Presentation

F. Use of estimates and judgment

Share-based payment transactions, page F-9

19.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the Staff how to submit your response.

Response to Comment No. 19: The Company respectfully acknowledges the Staff’s comment and intends provide the Staff with the requested analysis once the Company and its underwriters determine an estimated offering price range.

General

20.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications

Response to Comment No. 20: The Company respectfully advises the Staff that at the time of submission of this letter and the Amended Draft Registration Statement, neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that any such written communications are presented to potential investors in the future, the Company intends to supplementally provide copies to the Staff.

*****

Please contact me at (212) 841-1108 or Sarah C. Griffiths at (212) 841-1013 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Brian K. Rosenzweig
Covington & Burling LLP

cc:	Alon Ben-Noon, NeuroSense Therapeutics Ltd.
Or Eisenberg, NeuroSense Therapeutics Ltd.
Sarah C. Griffiths, Covington & Burling LLP
Perry Wildes, Gross & Co.
Sarah E. Williams, Ellenoff Grossman & Schole LLP

Aaron M. Lampert, Goldfarb Seligman & Co.